[COMPANY LETTERHEAD]

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

June 16, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Nili N. Shah, Branch Chief

Re:          The Ryland Group, Inc.       File No. 001-08029
                Form 10-K for Fiscal Year Ended December 31, 2005
                Form 10-Q for Fiscal Quarter Ended March 31, 2006

Ladies and Gentlemen:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated May 16, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.

Pursuant to Commission Rule 83 (17 C.F.R. §200.83), the Company is requesting confidential treatment for the information provided in Exhibits I and II provided as part of its response to Comment 1. Further, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company is requesting confidential treatment for the supplemental information that it is separately providing regarding requested relevant reports provided to the CODM at 12/31/04 and 12/31/05.

The Company maintains that this is confidential information and requests that such information be maintained in confidence and not be made part of any public record or disclosed to any person. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Timothy J. Geckle, Senior Vice President, and General Counsel of the Company.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
AND FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2006

Financial Statements

Note B:  Segment Information, page 69

1.                 You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section you separately discuss your 22 homebuilding divisions and market regions; North, Texas, Southeast and West and in MD&A you discuss your “higher margin markets.”  We further note that each of your regions have a President and various Vice-Presidents. Please tell us the factors used to identify your reportable segments and explain why you believe your regions or states are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. Additionally provide us copies of the relevant reports provided to your CODM at 12/31/04 and at 12/31/05.

Response:

An operating segment is defined in Statement of Financial Accounting Standards No. 131 (SFAS 131) as a component of an enterprise:

a.                 That engages in business activities from which it may earn revenues and incur expenses,

b.                Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and

c.                 For which discrete financial information is available.

Per paragraph 12 of SFAS 131, the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.

Per paragraph 13 of SFAS 131, if the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

The Company has designated its Chief Executive Officer, senior corporate officers and region presidents (collectively the “CEO”) as the CODM based on the guidelines provided by SFAS 131; specifically, the resource allocation and performance assessment authorities and duties are principally vested with the Company’s CEO. The CEO makes the capital resource allocation decisions for the Company. The Company has 22 homebuilding operating divisions managing 27 markets and 380 housing communities. Three operating regions manage these divisions and communities. A region president manages each operating region. Each region president is represented in and is accountable to the Chief Executive Officer for the financial performance of each operating region, division and community. The Company’s three operating regions result from the Company’s need to leverage administrative operating personnel as opposed to extending authority for material transactions, resource allocation and decisions to levels below the CEO.

The CEO’s capital resource allocation decisions are made at the community and region level. Capital is allocated to regions and markets on a general nationwide basis. The feasibility of every community is analyzed by the CEO using a comprehensive set of analyses before approval is given to deploy capital. The region presidents implement general guidelines based on instructions from the CEO for allocating capital within regions and for purposes of forecasting the timing of capital requirements.

The CEO reviews the financial information of the Company in comprehensive form in various reports and presentations for its homebuilding operations in total, by region, division and community. The Board of Directors receives all financial results and forecasts segregated into the two segments of the total homebuilding operations and the total financial services operations.

Per paragraph 24 of SFAS 131, there may be a practical limit to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed. Although no precise limit has been determined, as the number of segments that are reportable in accordance with paragraphs 18-23 increases above 10, the enterprise should consider whether a practical limit has been reached.

Due to practical considerations, operating, economic, and other similarities between divisions and markets within major geographic regions, as well as the Company’s operating and reporting structure, the Company’s regions, would meet the definition of a segment outlined in SFAS 131 and are the lowest level at which financial statements information could be presented without being overly detailed and confusing to investors. However, because the Company’s debt and equity are separately issued and held by its homebuilding and financial services segments and certain accrued liabilities are not easily allocable, financial statement information may be less meaningful if presented at the region level than on a combined basis.

Per paragraph 15 of SFAS 131, the characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The CODM regularly reviews the operating results of both sets of components, and financial information is available to both. In that situation, the components based on products and services would constitute the operating segments.

Per paragraph 17 of SFAS 131, operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar in each of the following areas:

a.                 The nature of the products and services;

b.                The nature of the production processes;

c.                 The type or class of customer for their products and services;

d.                The methods used to distribute their products or provide their services; and

e.                 If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company’s homebuilding segment’s economic characteristics are similar in each of these five areas such that the products and services of the Company’s homebuilding regions are also homogeneous. Each of the homebuilding operating regions generates the majority of its revenue from the sale of completed homes, with a very minor amount from the sale of land and lots. Each region sells homes primarily to move-up homebuyers in the affordable price ranges. The products built by all regions involve the same basic construction processes:  that is, all homes are built on site by subcontractors and sold by the Company’s sales staff through local sales centers. The homebuilding operating regions and our subcontractors must comply with various federal, state and local ordinances, rules and regulations. While there are minor differences in local rules and regulations within and between our three operating regions, the national regulatory environment in which the Company operates is very similar. All regions use the same business model, information systems, and systems of internal controls. Accounting, human resources, legal, and marketing functions are substantively centralized.

Homebuilding gross profit margins (“gross margins”) is one of the key metrics used by our CEO to allocate capital, and it represents the most relevant statistic as an indicator of performance and housing market conditions in the Company’s communities and regions. Paragraph 14 of SFAS 131 states that “similar long-term average margins for two operating segments would be expected if their economic characteristics were similar.”  Therefore, we have utilized homebuilding gross margins as the metric for comparison of the economic characteristics of the Company’s operating segments in accordance with SFAS 131. To analyze the economic characteristics of its homebuilding operating communities and regions, the Company has included our land committee (CEO) presentation outline including return targets in Exhibit I. These targets are exactly the same for all communities throughout the Company. A quantitative analysis of gross

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

margin trends for the four geographic homebuilding regions is presented as Exhibit II. Per your request, the Company is separately forwarding relevant reports provided to the CODM at 12/31/04 and 12/31/05.

Exhibit II presents an analysis of gross margins by the four geographic homebuilding regions to summarize trends for a ten-year period beginning with its fiscal 1996. The Company has provided a ten-year analysis to illustrate the long-term trends in gross margins through multiple inventory cycles, because the typical business cycle is generally two to four years from the date a land parcel is purchased for development to the date of closing the last house in a project. In some cases, the cycle is longer. As is apparent from our analysis, the long-term gross margins are very similar. All regions have ten-year average gross margins within roughly one percentage point of the overall average for all regions. No region consistently outperformed the other regions during the period. Some of each region’s gross profit performance was both above and below the average at times during the ten-year period. Much of the difference in gross margins during the ten year period relates to initial start-up costs of new markets; temporary learning curves for new management teams; how well we implement our business model from year to year; specific judgment as to the appropriate land positions; and the Company’s ability to control its costs of materials, labor and capital through company-wide initiatives.

During the past few years, the homebuilding industry has experienced a significant increase in demand fueled by favorable demographic trends, general economic trends nationwide and attractive mortgage interest rates. This inflow of capital into residential real estate caused home prices and gross margins to increase in many of our markets as demand exceeded the available supply of new homes. As demand has moderated in many of our markets in recent quarters, the Company has introduced more incentives to obtain home sales, which has led to a reduction in overall gross margin in all markets. Consequently, the Company expects overall gross margins to return to historical consolidated averages at this point in the nationwide homebuilding industry cycle, with the most significant declines occurring in the operating regions which have experienced the largest short-term price increases.

All of the Company’s operating regions and markets are substantially similar in the areas outlined above and have similar economic characteristics. As a result, the Company believes aggregation is consistent with the objective and basic principles of SFAS 131. Paragraph 73 of SFAS 131 states that “separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.”  Since the target returns and economic characteristics of the Company’s operating communities and regions are similar over the long term and the homebuilding segment meets the qualitative criteria described above, the Company believes it is appropriate and consistent with the objective and basic principles of SFAS 131 to aggregate the operating results of its homebuilding segment. The Company does present sales, closing and backlog information by major geographic region in its Management’s Discussion and Analysis of Operations and Financial Condition (MD&A)

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

in order to show geographic trends and can expand MD&A disclosure in future filings to provide additional information without the burden or confusion that may result from “segment” status.

Note K:  Supplemental Guarantor Information, page 79

2.                 Your disclosure regarding your guarantor subsidiaries indicates that they are wholly owned subsidiaries. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response:  Rule 3-10(h)(1) states that a “subsidiary is 100% owned if all of its outstanding voting shares are owned, either directly or indirectly, by its parent company.”  Since each of the guarantor subsidiaries listed in Note K are “100% owned” by The Ryland Group, Inc. (the parent issuer), either directly or indirectly, as defined in Rule 3-10(h)(1) of Regulation S-X, we will clarify that the wholly owned subsidiaries are “100% owned” in future filings.

3.                 We note in your Guarantor Subsidiaries’ balance sheet the negative asset balance of $608 million. In future filings, please revise to remove the negative asset account, as this should be classified as a liability.

Response:  Ryland will revise its presentation as requested in future filings. Specifically, Ryland will add a separate line in the Liabilities section of the Consolidating Balance Sheet and will list only positive Investment in subsidiaries/intercompany amounts in the Assets section.

As requested by the Staff, the Company hereby acknowledges the following:

•       The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Company’s filings; and

•       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (818) 223-7516 or by fax at (818) 223-7640.

Thank you for your attention.

Sincerely,

/s/ Gordon A. Milne
Gordon A. Milne
Executive Vice President and
Chief Financial Officer

cc:           Office of Freedom of Information and Privacy Act Operations
                Securities and Exchange Commission
                Operations Center
                6432 General Green Way
                Alexandria, VA  221312-2413

                Melissa N. Rocha
                Al Pavot

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

EXHIBIT I*

EXHIBIT II*

*  Rule 83 Confidential Treatment requested for the Exhibits.